EXHIBIT 4.5

                             AGREEMENT
                          WITH RESPECT TO
                       CONVERTIBLE DEBENTURES
                                OF
                      PETER KIEWIT SONS', INC.


     THIS AGREEMENT, made and entered into this ---- day of -------------, 19----, by and between ---------
-------------, hereinafter referred to as the Debentureholder, and PETER KIEWIT SONS', INC., a
Delaware corporation, hereinafter referred to as the Corporation;

     WITNESSETH:

     WHEREAS, it has been and is the policy of the Corporation, as being in its best interest, to restrict the issuance and holding of its corporate convertible debentures, hereinafter referred to as debentures; and

          WHEREAS, the Debentureholder, being
presently qualified to hold debentures, desires to be issued debentures of the Corporation to be held subject to the conditions and restrictions required to effect the aforesaid policy as set forth hereinafter;

          NOW THEREFORE, in consideration of the
issuance of debentures of the Corporation to Debentureholder and for other good and valuable consideration, the receipt whereof is acknowledged by each of the parties hereto, it is agreed by and between the parties as follows:

          (1)  Debentures Subject to Agreement.
Unless otherwise specifically set forth in a separate written agreement between the Corporation and the Debentureholder, this Agreement shall apply to all debentures issued to the Debentureholder on or before the date of this Agreement and any additional debentures which are issued to the Debentureholder after the date of this Agreement. This Agreement supersedes any previous agreement between the Corporation and the Debentureholder relating to such debentures and the sale or repurchase of such debentures by the Corporation.

          (2)  Corporation's Purchase of Debentures
Upon Debentureholder's Proposed Disposition of
Debentures. Except for pledges of debentures as collateral for loans in connection with the ownership of the Corporation's debentures, Debentureholder shall not give, sell, assign, pledge, encumber, hypothecate, transfer or otherwise dispose of any debentures subject to this Agreement, without first offering in writing to sell the debentures to the Corporation.
The offer to sell the debentures to the Corporation by the Debentureholder shall be accepted by the Corporation and a notice of acceptance shall be given to the Debentureholder within 30 days following receipt of the offer from Debentureholder.

          (3)  Corporation's Purchase of Debentures
Upon Debentureholder's Death or Termination of
Employment. The Debentureholder agrees that upon termination of Debentureholder's employment for any reason, including death, that Debentureholder,
Debentureholder's representative, or Debentureholder's estate shall sell all debentures owned by Debentureholder, and the Corporation shall purchase all of said debentures in accordance with the terms of this Agreement. Notice of the Corporation's intent to purchase such debentures shall be given in the event of death of Debentureholder, within 180 days from the date of death, and in the event of ceasing to be in the employ of Corporation, within 90 days from the date employment ceases. Employment is herewith defined to mean employment by the Corporation, one of its subsidiaries, a joint venture in which the Corporation and/or its subsidiaries have a 20 percent or more interest, Kiewit Coal Properties, Inc. or any subsidiary thereof or any joint venture in which Kiewit Coal Properties, Inc. or any such subsidiary has a 20 percent or more interest. "Subsidiaries" of the Corporation are any corporation in which this Corporation owns directly or indirectly at least 20 percent of the outstanding capital stock, based on the total dollar value of outstanding stock if there is more than one class of stock outstanding.
"Subsidiaries" of Kiewit Coal Properties, Inc. are any corporation in which Kiewit Coal Properties, Inc.
owns directly or indirectly at least a majority of the outstanding capital stock, based on the total dollar value of outstanding stock if there is more than one class of stock outstanding.

          (4)  Purchase Price and Payment for
Debentures. The purchase price shall be at a price equal to the principal amount of the debentures plus accrued and unpaid interest to the date of purchase.
The purchase price shall be paid to the
Debentureholder, or such other person as may be legally entitled thereto, within 60 days after the date of mailing of notice by the Corporation as provided in paragraphs (2) and (3); provided, that the Corporation received the Certificate or Certificates evidencing the debentures subject to purchase by the Corporation, endorsed in blank or accompanied by appropriate transfer powers executed in blank, and accompanied by such other evidence of authority as may reasonably be required. In the event of failure to deliver to the Corporation the Certificate or Certificates for the debentures subject to purchase with required evidence of authority within 30 days after the date of mailing the notice by the Corporation as provided in paragraphs (2) and (3), the Secretary shall be authorized to cancel such Certificates on the books of the Corporation and such debentures shall be deemed to be no longer outstanding. The holder of such debentures shall thereafter have no further interest as a Debentureholder of the Corporation with respect to such debentures except to receive the purchase price therefor. It is further understood and agreed that the Corporation shall be authorized to deduct from the purchase price any amount due it or others from the Debentureholder pertaining to the Corporation's debentures.

          (5)  Debentures to be Acquired by
Corporation from Debentureholder. It is agreed by the parties that in the event any debenture of the Corporation is tendered by the Debentureholder to the Corporation, the Corporation shall purchase all of the tendered debentures, and in addition thereto, may, at its option, purchase all or any part of other debentures of the Corporation then owned by the Debentureholder.

          (6)  Notices.  Any notices required or
permitted to be given under this Agreement shall be in writing and shall be sufficient if delivered in person or sent by certified mail, return receipt requested.
The notice to the Debentureholder or the Debentureholder's personal representatives, if mailed, shall be sent to the Debentureholder's last known address. The notice to the Corporation shall be delivered or mailed to the Secretary, Peter Kiewit
Son's, Inc., Kiewit Plaza, Omaha, Nebraska 68131.

          (7)  Governing Law.  This Agreement shall be
governed in all respects by the laws of the State of Nebraska.

          (8)  Binding Effect.  This Agreement shall
inure to the benefit of and be binding upon the heirs, personal representatives and assigns of
Debentureholder and upon the successors and assigns of the Corporation.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

WITNESS:


----------------              ------------------------
                                    Debentureholder


ATTEST:                       PETER KIEWIT SONS', INC.
                                  Corporation


----------------              By ---------------------
Assistant Secretary                   President